

Mail Stop 4631

August 6, 2009

Mr. Jeffrey L. Rutherford
Park-Ohio Holdings Corp.
Park Ohio Industries, Inc.
6065 Parkland Boulevard
Cleveland, Ohio 44124

> **RE:** **Park-Ohio Holdings Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **File #0-3134**
>
> **Park-Ohio Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **File #333-43005**

Dear Mr. Rutherford:

  We have reviewed your response letter dated July 13, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Critical Accounting Policies, page 29
Impairment of Long-Lived Assets, page 29

 1. We have reviewed your response to our prior comment four. Please revise future filings to include the following disclosures:

- A qualitative and quantitative discussion of any significant asset groups that are at risk for impairment;
- The discount rate you utilize;
- Quantitative information regarding any significant known trends; and
- Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Exhibits

2. We note your response to comment 9 of our letter dated June 23, 2009. As there does not appear to be an appropriate basis for omitting these schedules and exhibits, please file them with your next Exchange Act report.

Schedule 14A Definite Proxy Statement Filed on April 22, 2009

Executive Compensation, page 10
Compensation Components, page 11
Equity Compensation, page 12

3. We note your response to comment 13 of our letter dated June 23, 2009. We note that with respect to equity compensation, the compensation committee considers among other factors, an executive officer's historical and ongoing contributions to the company's success "based on subjective criteria". If individual performance was a significant factor in determining compensation, please identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief